

05041739

SECU[RITIES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52595



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colby & White, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Summit Ave Suite 306
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Willard White (817) 338-1255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P
(Name – *if individual, state last, first, middle name*)

1600 West Seventh Street Suite 300	Fort Worth	Texas	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Willard White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colby & White, LP, as of December, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Willard White
General Principal
Title



NOTARY PUBLIC
STATE OF TEXAS
TINA WILLIAMS
Notary Public
STATE OF TEXAS
My Comm. Exp. 02/03/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See Schedule II
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. See Schedule II
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



WEAVER AND TIDWELL
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
Colby & White, L. P.
Fort Worth, Texas

We have audited the accompanying statements of financial condition of Colby & White, L. P. as of December 31, 2004 and 2003, and the related statements of income, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colby & White, L. P. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
March 10, 2005

4308

DALLAS
Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321

FORT WORTH
1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

COLBY & WHITE, L. P.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 8,739	$ 242
Deposit with clearing organization	20,081	20,224
Receivable from clearing organization	9,505	29,146
TOTAL ASSETS	$ 38,325	$ 49,612
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Payable to clearing organization	$ 2,961	$ 3,208
Accounts payable, accrued expenses, and other	21,017	11,367
	23,978	14,575
PARTNERS' CAPITAL	14,347	35,037
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 38,325	$ 49,612

The Notes to Financial Statements are an integral part of these statements.

COLBY & WHITE, L. P.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
COMMISSIONS REVENUE	$ 458,812	$ 527,671
OPERATING EXPENSES		
Employee compensation and benefits	99,202	142,554
Clearing charges	38,106	41,077
Occupancy	19,535	19,194
Telephone, postage, and delivery	11,094	15,677
Dues, fees, and subscriptions	9,095	9,081
Other general and administrative	49,064	36,999
	226,096	264,582
NET INCOME	$ 232,716	$ 263,089
PER UNIT DATA		
Basic net income per unit	$ 232.72	$ 263.09
Weighted average units outstanding	1,000	1,000

The Notes to Financial Statements are an integral part of these statements.

COLBY & WHITE, L. P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Partners' Capital
BALANCE, December 31, 2002	$ 56,488
Net income	263,089
Partner distributions	(284,540)
BALANCE, December 31, 2003	35,037
Net income	232,716
Partner distributions	(253,406)
BALANCE, December 31, 2004	$ 14,347

The Notes to Financial Statements are an integral part of these statements.

COLBY & WHITE, L. P.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 232,716	$ 263,089
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Deposit with clearing organization	143	(53)
Receivable from clearing organization	19,641	(5,152)
Commissions receivable	-	23,283
Payable to clearing organization	(247)	732
Accounts payable, accrued expenses, and other	9,650	2,469
Net cash provided by operating activities	261,903	284,368
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to partners	(253,406)	(284,540)
Net cash used in financing activities	(253,406)	(284,540)
Net increase (decrease) in cash	8,497	(172)
CASH, beginning of year	242	414
CASH, end of year	$ 8,739	$ 242

The Notes to Financial Statements are
an integral part of these statements.

COLBY & WHITE, L.P.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and other significant accounting policies are as follows:

Nature of Operations

Colby & White, L. P. (the Partnership) operates primarily as a broker of publicly traded securities and investments in Texas, Oklahoma, and Florida using a clearing organization in Texas.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management's estimates on total estimated costs on construction jobs are particularly sensitive in the determination of revenues.

Revenue Recognition

Commission income and expenses are recorded on a trade date basis.

Income Taxes

The Partnership does not pay federal income taxes on its taxable income. Instead, the partners are individually liable for federal income taxes on the Partnership's taxable income.

Cash Flows Presentation

For purposes of the statement of cash flows, time deposits that mature in three months or less and certificates of deposit are considered cash and cash equivalents.

Accounts Receivable

The Partnership has not provided an allowance for doubtful accounts. All receivables considered doubtful have been charged to current operations and it is management's opinion that no additional material amounts are doubtful of collection.

Concentration of Credit Risk

The Partnership maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

COLBY & WHITE, L.P.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - continued

Earnings Per Unit

The ownership of the Partnership consists of 1,000 participating units of which 10 are owned by the general partner and 990 are owned by the limited partner. Basic earnings per unit are calculated based on the weighted average units outstanding during the period. There were no changes in the number of units outstanding during the period and there have been no potential units issued. Therefore, diluted earnings per unit does not apply.

NOTE 2. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio to aggregate indebtedness exceeds 10 to 1 the Partnership may not withdraw equity capital or pay cash distributions. At December 31, 2004 and 2003 the Partnership had net capital of $12,841 and $32,719, which was $7,841 and $27,719, respectively, in excess of its required net capital of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 1.87 to 1 and 0.45 to 1 at December 31, 2004 and 2003.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Partnership leases office space under a long-term non-cancelable operating lease. Future minimum lease payments at December 31, 2004 are as follows:

2005	$17,820
2006	6,000

The lease provides for the payment of a pro-rata share of expenses and taxes on the property, which totaled $2,439 and $2,283 for the periods ended December 31, 2004 and 2003, respectively. The total rent paid under the operating lease totaled $17,096 and $16,912 for the periods ended December 31, 2004 and 2003, respectively.

NOTE 4. CONCENTRATIONS

At December 31, 2004 and 2003, the entire receivable balance was due from the clearing broker for transactions in December 2004 and 2003, respectively.

Revenues related to commissions earned on transactions with the clearing broker and an insurance company comprised approximately 93% and 95% of total commission revenue for the years ended December 31, 2004 and 2003, respectively.

SUPPLEMENTAL SCHEDULES

COLBY & WHITE, L.P.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL		
Total partners' capital		$ 14,347
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		14,347
ADD:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		14,347
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		
Other receivable from clearing organization	1,103	
Other assets	-	
Receivable from affiliates	1	1,104
Net capital before haircuts on securities positions (tentative net capital)		13,243
HAIRCUTS ON SECURITIES		
Trading and investment securities		
Other positions	402	402
NET CAPITAL		$ 12,841
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Payable to clearing organization		$ 2,961
Other accounts payable and accrued expenses		21,017
Total aggregate indebtedness		$ 23,978

COLBY & WHITE, L.P.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	1,599
Minimum dollar net capital requirement	$	5,000
Net capital requirement (larger of above)	$	5,000
Excess net capital	$	7,841
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	10,443
Percentage aggregate indebtedness to net capital		187%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001)

Net capital as reported in Partnership's Part II (unaudited) FOCUS report	$	20,262
Audit adjustment to record accrued payroll	(	1,152)
Audit adjustment to record other accrued liability	(	6,269)
Net capital per above	$	12,841

COLBY & WHITE, L.P.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

No reserve requirement is required since the Partnership operated as a limited securities broker pursuant to the (k)(2)(ii) exemption under Rule 15c3-3. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2004, and during the year then ended.

COLBY & WHITE, L.P.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Possession or control of securities is not maintained by the Partnership and the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

COLBY & WHITE, L.P.
SCHEDULE IV – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
DECEMBER 31, 2004

The Partnership has no segregation requirements or funds in segregation since the Partnership operated as a limited securities broker pursuant to the (k)(2)(ii) exemption under Rule 15c3-3 and the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.



WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17 A-5

To the Partners
Colby & White, L. P.
Fort Worth, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Colby & White, L. P. (the Partnership), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

DALLAS

Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321

FORT WORTH

1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
March 10, 2005